Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2020 RESULTS

•	Revenue Increases 5.3% in 3Q20 Compared to 3Q19

•	13.1% Revenue Growth for First Nine Months of 2020

•	3Q20 Net Earnings of NT$0.58 or US$0.020 per Basic Common Share or US$0.40 per Basic ADS

•	Free Cash Flow of US$45.9 Million for the First Nine Months of 2020, with US$165.4 Million Quarter End Balance of Cash and Cash Equivalents

Hsinchu, Taiwan – November 10, 2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the third quarter ended September 30, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$28.95 against US$1.00 as of September 30, 2020.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the third quarter of 2020 was NT$5,686.1 million or US$196.4 million, an increase of 4.8% from NT$5,428.1 million or US$187.5 million in the second quarter of 2020 and an increase of 5.3% from NT$5,399.1 million or US$186.5 million for the same period in 2019. The third quarter of 2020 represents a six year high quarterly revenue level.

Net non-operating expenses in third quarter of 2020 were US$6.2 million. The difference between the third quarter and the second quarter of 2020 is mainly due to an increase of the share of loss of associates accounted for using equity method, which was partially offset by a decrease of foreign exchange loss.

Net profit attributable to equity holders of the Company for the third quarter of 2020 was NT$423.4 million or US$14.6 million, and NT$0.58 or US$0.020 per basic common share, as compared to NT$544.9 million or US$18.8 million, and NT$0.75 or US$0.026 per basic common share in the second quarter of 2020. This compares to NT$585.9 million or US$20.2 million, and NT$0.81 or US$0.028 per basic common share in the third quarter of 2019. Net earnings for the third quarter of 2020 were US$0.40 per basic ADS, compared to US$0.52 per basic ADS for the second quarter of 2020 and US$0.56 per basic ADS in the third quarter of 2019.

Free cash flow for the first nine months of 2020 was US$45.9 million, with a balance of cash and cash equivalents was US$165.4 million at September 30, 2020.

Third Quarter 2020 Investor Conference Call / Webcast Details

1.	Date: Tuesday, November 10, 2020

Time: 4:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 391327 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

2.	Date: Tuesday, November 10, 2020

Time: 8:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 13711838

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13711838

Webcast of Live Call and Replay: https://www.chipmos.com/english/ir/info2.aspxl

Language: English

Note: Starting in calendar year 2021, ChipMOS will begin hosting only one call in Mandarin due to timing and resources. To ensure transparency, and to facilitate a better understanding of its financial results and operating environment, the Company plans to provide an English translation audio following the Mandarin call on its website.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.